Exhibit 21.1

SUBSIDIARIES OF CYPRESS SEMICONDUCTOR CORPORATION

Name	Jurisdiction of Incorporation

Cypress Semiconductor Technology Ltd.	Cayman Islands

Spansion International IP, Inc.	Cayman Islands

Spansion LLC	Delaware